Free Translation of the French Language Original

Half-year management report	2

A. Key figures for the first half of 2008	2

B. Significant events of the first half of 2008	4

C. Events subsequent to the balance sheet date (June 30, 2008)	8

D. Consolidated financial statements for the first half of 2008	9

E. Outlook	24

F. Appendix – Definition of financial indicators	26

The condensed half-year consolidated financial statements have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

Half-year management report

A. KEY FIGURES FOR THE FIRST HALF OF 2008

We believe that the concept of “adjusted net income”(1) gives investors a better understanding of our operational performance. Adjusted net income is a non-GAAP financial measure, which we define as net income attributable to equity holders of the Company adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, and (ii) certain acquisition-related restructuring costs.

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007

Net income attributable to equity holders of the Company	2,335	2,665

Material accounting adjustments related to business combinations	1,133	1,130

■ elimination of expenses arising from workdown of acquired inventories remeasured at fair value, net of tax	-	-

■ elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,093	1,112

■ elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	40	18

■ elimination of impairment of goodwill	-	-

Elimination of acquisition-related integration and restructuring costs, net of tax	-	-
Adjusted net income (1)	3,468	3,795
Adjusted earnings per share (1) (in euros)	2.64	2.81

A.1. Consolidated financial statements

In the first half of 2008, sanofi-aventis generated net sales of €13,626 million, down 3.5% relative to the first half of 2007 on a reported basis and up 2.9% on a comparable basis (2).

Operating income for the first half of 2008 was €2,965 million, compared with €3,237 million for the first half of 2007.

Net income attributable to equity holders of the Company for the first half of 2008 amounted to €2,335 million, compared with €2,665 million for the first half of 2007.

Earnings per share (EPS) for the first half of 2008 was €1.78, against €1.97 for the first half of 2007, based on an average number of shares outstanding of 1,313.7 million in the first half of 2008 and 1,351.5 million in the first half of 2007.

(1) See definition in the Appendix, section F.

(2) Excluding the impact of changes in Group structure and exchange rate movements; see definition in the Appendix, section F.

A.2. Adjusted net income (1)

Adjusted net income for the first half of 2008 was €3,468 million, 8.6% lower than the 2007 first-half figure of €3,795 million. The decrease was mainly due to restructuring costs recognized in the first half of 2008 (€146 million net of tax), as compared with the first half of 2007 when adjusted net income was favorably impacted by net reversals of provisions totaling €223 million arising from the settlement of tax disputes.

Adjusted earnings per share (adjusted EPS(1)) was €2.64, 6.0% lower than the 2007 first-half figure of €2.81.

Definitions of our financial indicators are provided in the Appendix (Section F). Unless otherwise stated, all financial information in this Management Report is presented in accordance with International Financial Reporting Standards (IFRS).

(1)	See definition in the Appendix, Section F.

B. SIGNIFICANT EVENTS OF THE FIRST HALF OF 2008

B.1.   Pharmaceuticals

B.1.1. Publication of clinical trial results

The first half of 2008 included some impressive clinical trial results, in particular the findings from the landmark ATHENA study, announced in May. These findings showed that Multaq® (dronedarone), a potential therapy for the treatment of patients with atrial fibrillation or atrial flutter, decreased the risk of cardiovascular hospitalizations or death by 24%, meeting the study’s primary endpoint. For the first time in twenty years of clinical drug trials in atrial fibrillation, a medicine in development has shown a significant decrease in the risk of cardiovascular death of 30% on top of standard therapy, including rate control and antithrombotic drugs. Multaq® also significantly decreased the risk of arrhythmic death by 45% and there were numerically fewer deaths (16%) from any cause in the dronedarone group. First cardiovascular hospitalization was reduced by 25% in the dronedarone group compared to placebo.

In April 2008, sanofi-aventis announced that the GEMS phase III study showed that the 5-HT2A antagonist eplivanserin, in development for the treatment of insomnia characterized by sleep maintenance difficulties/night-time awakenings, significantly reduces WASO (Wake time After Sleep Onset) and the number of night-time awakenings reported by the patient at 6 and 12 weeks of treatment, versus placebo. An improvement of the quality of sleep was also observed in the study. These results confirm those of the EPLILONG study (phase III study conducted in similar conditions), which also showed that eplivanserin significantly reduces WASO and the number of night-time awakenings reported by the patient at 6 and 12 weeks versus placebo and improves sleep quality. The results of the GEMS study also confirmed the product’s good tolerance profile versus placebo, with no residual effect on waking and with no rebound phenomenon or withdrawal symptoms after treatment cessation, as already demonstrated in EPLILONG and EPOCH.

Many results were published from clinical studies involving other sanofi-aventis compounds and products such as Eloxatine® (EPOC in colorectal cancer, March); saredutant (INDIGO, April); Taxotere® (GEICAM 9805/Target-0, May); aflibercept (phase II study in advanced ovarian cancer and symptomatic malignant ascites, May); AVE0010 (phase IIb study, June); TroVax® (phase II study in metastatic renal cancer, June; phase III study, July); Apidra® (non-inferiority study, June); Lantus® (TULIP, June); Acomplia® (ARPEGGIO, June).

Extensive phase III programs were launched in the first half of 2008, involving products such as AVE5026 (an ultra low molecular weight heparin) in thrombosis, AVE0010 (a novel injectable ant-diabetic in the GLP-1 receptor agonist class) and AVE5530 (a cholesterol absorption inhibitor) in metabolic disorders, and AVE8062 (an agent that induces rapid destruction of intra-tumoral micro-vessels) in oncology.

The ongoing portfolio rationalization program continued during the period, with the aim of targeting resources on the most promising projects.

As part of this process, some projects judged to have an inadequate risk/reward profile were discontinued, including the ACE/NEP inhibitor ilepatril (AVE7688) and the 5-HT1b/5-HT2a antagonist SL65.0472 in cardiovascular, and the ß3 receptor agonist amibegron and the V1b antagonist SSR 149415 in the central nervous system field.

The agreement with Taiho Pharmaceutical for the development and commercialization of the oral anticancer agent S-1 was terminated in July 2008.

This termination follows the announcement by Taiho Pharmaceutical of results from phase III trials which evaluated the efficacy and safety of the oral anti-cancer agent S-1 in a multicentric trial in patients with locally advanced gastric cancer.

B.1.2. Filings for marketing approval with the U.S., European and Japanese authorities and new product launches

■ In January 2008, the anticoagulant Clexane® (enoxaparin sodium) was approved for marketing in Japan by the Ministry of Health, Labour and Welfare for the prevention of venous thromboembolism in patients undergoing orthopedic surgery of the lower limbs such as total hip replacement, total knee replacement and hip fracture surgery.

■ In February 2008, the U.S. Food and Drug Administration (FDA) approved a New Drug Application (NDA) for Xyzal® (levocetirizine dihydrochloride) 0.5 mg/ml oral solution, a prescription antihistamine indicated for the relief of allergy symptoms and the treatment of chronic idiopathic urticaria. Xyzal® tablets received FDA approval in May 2007, and both formulations are now approved for use in adults and children 6 years and older.

■ In March 2008, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Evaluation Agency (EMEA) issued a positive opinion recommending approval of the 300mg tablet of the antiplatelet Plavix® (clopidogrel bisulfate). This positive opinion from the CHMP needs to be ratified by the European Commission in the coming months before final approval of this new formulation.

■ In May 2008, the FDA approved a supplemental new drug application (sNDA) to include six-year overall survival analysis from the MOSAIC trial in the Eloxatine® (oxaliplatin injection) prescribing information. The new prescribing information also reports five-year disease free survival data in stage III colon cancer patients treated following surgery to remove the primary tumor.

■ In June 2008, sanofi-aventis submitted an application for approval of Multaq® in Europe and the United States.

B.1.3. Defense of our products

We continue to defend our patent rights vigorously whenever our products are under threat.

Defense of the Plavix® patent in the United States and in Europe

■ On June 19, 2007, the U.S. District Court for the Southern District of New York upheld the validity and enforceability of U.S. patent 4.847.265 covering clopidogrel bisulfate, the active ingredient of Plavix®, maintaining the main patent protection for this product in the United States until November 2011. The Court also ruled that Apotex’s generic clopidogrel bisulfate infringed the sanofi-aventis patent, and enjoined Apotex from marketing this product in the United States until the patent expires. Apotex appealed this decision to the Court of Appeals for the Federal Circuit. Oral arguments before this Court took place on March 3, 2008.

■ On May 28, 2008, sanofi-aventis became aware that the German federal drug agency (BfArM) had reviewed and approved three applications for marketing approval relating to clopidogrel besylate in Germany, ahead of the expiry date of the data exclusivity period for clopidogrel in the European Union (July 15, 2008). The applications relate to a different pharmaceutical salt of clopidogrel from the one used in Plavix®, and the approvals granted cover only some of the indications of Plavix®. Sanofi-aventis believes that these applications – which rely on data from sanofi-aventis and Bristol-Myers Squibb, who developed Plavix®/Iscover® (clopidogrel bisulfate) – should not have been accepted by a regulatory body within the European Union before this date. Starting in May 2008, sanofi-aventis therefore instigated a number of civil, administrative and regulatory actions, which initially led to the suspension of the marketing authorizations pending further review by the BfArM. On July 29, 2008, the German administrative court in Cologne ordered the immediate enforcement of two of these marketing authorizations ending their suspension. Sanofi-aventis and BMS are appealing. There can be no assurance that generics of Plavix® will not appear in other European markets.

Defense of the Lovenox® patent in the United States

■ On May 15, 2008, sanofi-aventis announced that the U.S. Court of Appeals for the Federal Circuit had affirmed the February 8, 2007 decision by the U.S. District Court for the Central District of California in the sanofi-aventis Lovenox® patent infringement suit against Amphastar and Teva. As a result of the Court of Appeals’ ruling, the U.S. Lovenox® patent was deemed to be unenforceable. On June 27, 2008 sanofi-aventis petitioned for an en banc review of this decision.

While several generic manufacturers have requested marketing approval from the FDA for products they allege to be generic versions of Lovenox®, sanofi-aventis is not aware of any FDA approval of these requests.

B.1.4. Divestments, acquisitions and alliances

■ On February 12, 2008, sanofi-aventis and Dyax Corp. announced that they had entered into agreements under which sanofi-aventis was granted an exclusive worldwide license for the development and commercialization of Dyax’s fully human monoclonal antibody DX-2240, and a worldwide non-exclusive license to use Dyax’s proprietary antibody phage display technology.

Under the terms of the two agreements, Dyax could receive up to $500 million in license fees and milestone payments in the event of full commercial success for the first 5 antibody candidates, including DX-2240 (for which $25 million was paid during the first half of 2008). In addition, Dyax will receive royalties on sales of antibody candidates.

■ On June 18, 2008, sanofi-aventis announced its intention to make a competing bid for all issued and outstanding ordinary shares (including shares held in the form of Global Depositary Receipts – GDRs) of Zentiva at an offer price of CZK1,050 in cash per share. The offer price represents a 14.6% premium to Zentiva’s April 30, 2008 closing price of CZK916.60.

The offer, made by sanofi-aventis Europe, opened on July 11, 2008 for a period of 10 weeks ending September 19, 2008, which may be extended, subject to the agreement of the Czech National Bank, if additional time is required to meet the offer conditions.

The bid is subject to customary offer conditions, such as obtaining the required clearances from the antitrust authorities. It is also subject to a minimum tender condition of 10,339,203 shares (including shares held in the form of GDRs), such that at the closing of the offer sanofi-aventis Europe would be in a position to hold over 50.0% of Zentiva’s shares and voting rights on a fully diluted basis, as calculated by aggregating (i) the shares already held by sanofi-aventis Europe prior to the offer and (ii) Zentiva securities tendered to the offer and not validly withdrawn. Sanofi-aventis Europe currently holds 9.5 million shares, representing approximately 24.88% of Zentiva’s shares and voting rights on an undiluted basis.

B.2.	Human Vaccines

B.2.1.	Influenza Vaccine

■ In February 2008, sanofi pasteur filed a centralized marketing authorization application with the EMEA for the first influenza vaccine delivered by an innovative intradermal microinjection system. This file was accepted for review by the EMEA.

■ In April 2008, the U.S. Department of Health and Human Services (HHS) accepted a new batch of H5N1 bulk vaccine sufficient to produce over 38.5 million doses of vaccine to protect against a new strain of avian influenza. Sanofi pasteur received a payment of $192.5 million for this shipment, which was made under a multi-year contract with the HHS as part of its pandemic program. This payment was recognized by sanofi-aventis in the second quarter of 2008.

B.2.2.	Diphtheria, Tetanus, Pertussis, Polio and Haemophilus Influenzae Type B (Hib) Vaccines

■ In March 2008, the FDA licensed Daptacel® (Diphtheria and Tetanus Toxoids and Acellular Pertussis Vaccine Adsorbed) to be administered as a fifth recommended vaccination for children 4 years through 6 years of age for the prevention of diphtheria, tetanus, and pertussis in the United States.

■ In June 2008, the FDA licensed Pentacel®, indicated for the active immunization of children 6 weeks through 4 years of age against diphtheria, tetanus, pertussis, polio and invasive haemophilus influenzae type b (Hib) infections. Pentacel® is the first and only four-dose diphtheria, tetanus, and acellular pertussis (DTaP)-based combination vaccine for pediatric use in the United States that includes both polio and Hib antigens.

B.2.3.	Acquisitions and alliances

■ Sanofi pasteur announced on April 15, 2008 that it was investing CAD100 million in a new research facility in Canada, to boost innovation in vaccine research for the benefit of global health. The Government of Ontario is partnering sanofi pasteur in this project by contributing CAD13.9 million.

■ In June 2008, sanofi pasteur inaugurated a new, state-of-the-art vaccine production facility in north-western France to respond to soaring demand worldwide. This new €100 million facility, located in Val de Reuil, uses the very latest technology to produce vaccines to the highest quality standards, and is part of the €600 million of investment undertaken by sanofi pasteur in France between 2005 and 2008.

B.3. Other significant events

■ Under the share repurchase program authorized by the Annual General Meeting of May 31, 2007, sanofi-aventis repurchased 23,052,169 of its own shares for a total amount of €1,191 million (including transaction costs) during the period from January 1, 2008 through May 6, 2008. Under this same program, sanofi-aventis repurchased 29,366,500 of its own shares for a total amount of €1,806 million (including transaction costs) during the second half of 2007. The Board of Directors’ meeting of April 29, 2008 decided to cancel 51,407,169 treasury shares. These cancellations had no impact on consolidated shareholders’ equity.

■ The Board of Directors, at its meeting held following the Annual General Meeting of May 14, 2008, authorized the company to repurchase its own shares up to a maximum amount of €3 billion during a period expiring at the next Annual General Meeting.

The Annual General Meeting of May 14, 2008 also approved the distribution of a net dividend of €2.07 per share, 18.3% higher than the dividend paid in 2007. The dividend was paid on May 21, 2008.

Finally, the Annual General Meeting approved the appointment of thirteen directors on the expiry of the mandates of existing directors whose terms of office expired at the end of the meeting. Four of these existing directors (René Barbier de La Serre, Jürgen Dormann, Hubert Markl and Bruno Weymuller) did not seek reappointment, and the shareholders appointed four new directors to replace them (Claudie Haigneré, Uwe Bicker, Patrick de la Chevardière and Gunter Thielen).

C.   Events subsequent to the balance sheet date (June 30, 2008)

■ On July 21, 2008, sanofi-aventis announced that it had entered into a binding agreement with Primary Health Care Limited (Primary) to acquire Symbion CP Holdings Pty Limited (Symbion Consumer) in Australia. Symbion Consumer manufactures, markets and distributes nutraceuticals (vitamins and mineral supplements) and over the counter brands throughout Australia and New Zealand, and has a strong portfolio of premium brands including Natures Own, Cenovis, Bio-organics, Golden Glow and Microgenics.

In 2007, Symbion Consumer generated sales of approximately AUD190 million. Symbion Consumer is the leader in its field, with an estimated 21% market share. The transaction is valued at AUD560 million and completion, subject to certain conditions, is expected to occur on August 31, 2008.

■ On July 25, 2008, sanofi-aventis announced that Sanofi Pasteur Holding (the parent company of its sanofi pasteur vaccines division) has reached an agreement to acquire Acambis plc on the terms of a recommended cash offer. Acambis plc is an LSE-listed UK vaccines company, developing novel vaccines that address significant unmet medical needs or substantially improve upon current standards of care. Sanofi Pasteur and Acambis plc have enjoyed a long and successful relationship for more than 10 years and the Acambis plc group is currently partnered with sanofi pasteur for three of its key projects (see Note D.21. to the consolidated financial statements for the year ended December 31, 2007).

The offer price is 190 pence in cash for each share of Acambis plc, or a total of about GBP276 million. It is expected that the Scheme Document will be posted to Shareholders in early August 2008 and that the Scheme will become effective by the end of September 2008, subject to the requisite shareholder approval being obtained and satisfaction of other closing conditions including, amongst others, U.S.anti-trust review and a condition that two key projects remain unpartnered.

D.	CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2008

D.1.      Consolidated results of operations for the first half of 2008

First-half consolidated income statements for the six months ended June 30, 2008 and June 30, 2007

(€ million)	6 months to June 30, 2008	as % of net sales	6 months to June 30, 2007	as % of net sales
Net sales	13,626	100.0%	14,116	100.0%
Other revenues	570	4.2%	547	3.9%

Cost of sales	(3,615)	(26.5%)	(3,704)	(26.3%)
Gross profit	10,581	77.7%	10,959	77.6%
Research and development expenses	(2,180)	(16.0%)	(2,182)	(15.5%)

Selling and general expenses	(3,572)	(26.2%)	(3,804)	(26.9%)

Other operating income	316	2.3%	278	2.0%

Other operating expenses	(138)	(1.0%)	(136)	(1.0%)

Amortization of intangibles	(1,709)	(12.6%)	(1,833)	(12.9%)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation	3,298	24.2%	3,282	23.3%
Restructuring costs	(207)	(1.5%)	(50)	(0.4%)

Impairment of property, plant & equipment and intangibles	(126)	(0.9%)	5	0.0%

Gains and losses on disposals, and litigation	—	—	—	—
Operating income	2,965	21.8%	3,237	22.9%
Financial expenses	(160)	(1.2%)	(170)	(1.2%)

Financial income	110	0.8%	99	0.7%
Income before tax and associates	2,915	21.4%	3,166	22.4%
Income tax expense	(771)	(5.6%)	(641)	(4.5%)

Share of profit/loss of associates	411	3.0%	351	2.5%
Net income	2,555	18.8%	2,876	20.4%
Net income attributable to minority interests	220	1.7%	211	1.5%
Net income attributable to equity holders of the Company	2,335	17.1%	2,665	18.9%

D.1.1.     Net sales

Net sales for the first half of 2008 were €13,626 million, a rise of 2.9% on a comparable basis(1) compared with the first half of 2007. Exchange rate movements had an unfavorable impact of 5.5 points, more than three-quarters of which related to the U.S. dollar. Changes in Group structure had an unfavorable impact of 0.9 of a point. After these effects, net sales were down by 3.5% on a reported basis.

Reconciliation of 2007 first-half reported net sales to comparable net sales

(€ million)	2007 first half
2007 first-half reported net sales	14,116

Impact of changes in Group structure	(114)

Impact of exchange rates	(763)
2007 first-half comparable net sales	13,239

D.1.1.1.     Net sales by business segment

Net sales reported by sanofi-aventis are generated by two businesses: Pharmaceuticals and Human Vaccines (Vaccines).

a)  Pharmaceuticals

Net sales for the pharmaceuticals business in the first half of 2008 were €12,421 million, up 2.3% on a comparable basis but down 3.9% on a reported basis.

Net sales of the top 15 products advanced by 3.7% on a comparable basis to €8,349 million and represented 67.2% of pharmaceuticals net sales, against 66.3% for the comparable period of 2007. Excluding the impact of the arrival of generics of Ambien® IR in the United States and of Eloxatine® in Europe (i.e. excluding net sales of Ambien® IR in the United States and net sales of Eloxatine® in Europe), the top 15 products would have achieved first-half growth of 9.6% on a comparable basis.

Net sales of other pharmaceutical products fell slightly by 0.5% on a comparable basis to €4,072 million, compared with €4,094 million for the first half of 2007.

(1)	Excluding the impact of changes in Group structure and exchange rate movements; see definition in the Appendix, section F.

(€ million)
Product	Indication	6 months to June 30, 2008	6 months to June 30, 2007 reported	6 months to June 30, 2007 comparable	on a reported basis	on a comparable basis
Lovenox®	Thrombosis	1,354	1,305	1,199	+3.8%	+12.9%

Plavix®	Atherothrombosis	1,326	1,201	1,169	+10.4%	+13.4%

Lantus®	Diabetes	1,133	961	879	+17.9%	+28.9%

Taxotere®	Breast cancer, lung cancer, prostate cancer	987	923	868	+6.9%	+13.7%

Eloxatine®	Colorectal cancer	668	773	707	-13.6%	-5.5%

Aprovel®	Hypertension	600	536	522	+11.9%	+14.9%

Copaxone®	Multiple sclerosis	420	596	351	-29.5%	+19.7%

Stilnox®/Ambien® /Ambien CR®	Insomnia	401	858	803	-53.3%	-50.1%

Allegra®	Allergic rhinitis	375	399	369	-6.0%	+1.6%

Delix®/Tritace®	Hypertension	275	378	377	-27.2%	-27.1%

Amaryl®	Diabetes	187	197	192	-5.1%	-2.6%

Xatral®	Benign prostatic hyperplasia	168	167	158	+0.6%	+6.3%

Depakine®	Epilepsy	163	157	152	+3.8%	+7.2%

Actonel®	Osteoporosis, Paget’s disease	162	160	156	+1.3%	+3.8%

Nasacort®	Allergic rhinitis	130	166	149	-21.7%	-12.8%
Sub-total: top 15 products		8,349	8,777	8,051	-4.9%	+3.7%

Other pharmaceutical products		4,072	4,153	4,094	-2.0%	-0.5%
Total Pharmaceuticals		12,421	12,930	12,145	-3.9%	+2.3%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 12.9% on a comparable basis in the first half of 2008.

In the United States, following a surge in sales in the first quarter (due partly to wholesalers buying buffer stocks in response to the withdrawal of some unfractionated heparins), net sales of Lovenox® rose by a more modest 6.5% in the second quarter to € 379 million.

In Europe, sanofi-aventis was unable to fully meet demand for the product in the second quarter due to the withdrawal of some batches in which low levels of impurities were detected. Shipments are expected to return to normal levels in the third quarter.

In the first half of 2008, net sales of Lantus®, the world’s leading insulin brand, were up by 28.9% on a comparable basis at €1,133 million. In the United States, sales rose by 30.7% on a comparable basis to €655 million, Lantus® SoloSTAR® being the main growth driver.

Taxotere® reported double-digit sales growth during the first half of 2008 in all three regions. In the United States, net sales rose by 14.9% on a comparable basis to €348 million, boosted by use of the product as an adjuvant treatment of breast cancer.

Ambien CR® posted first-half net sales of $335 million in the United States, compared with $385 million for the first half of 2007. Net sales of Ambien® IR, which went off patent in the United States on April 20, 2007, totaled $72 million in the first half, against $622 million for the comparable period of 2007. In Japan, sales of Myslee®, which have been consolidated by sanofi-aventis since January 1, 2008, amounted to €61 million for the first half of 2008, an increase of 12.3% (on a comparable basis).

In the United States, sales of Eloxatine® – the market-leading colorectal cancer treatment as adjuvant and in the metastatic phase – rose by 4.9% in the first half (on a comparable basis) to €449 million. The ongoing introduction of generic versions in Europe again depressed total net sales, which fell by 5.5% (on a comparable basis) to €668 million in the first half of 2008. In the “Other Countries” region, the product recorded strong first-half growth of 28.8% (on a comparable basis), to €94 million.

Net sales of Acomplia® in the first half of 2008 totaled €54 million. Acomplia® was launched in Brazil and Italy during the second quarter.

Xyzal®, a new prescription oral antihistamine launched in the United States at the start of October 2007 by sanofi-aventis under a co-promotion agreement with UCB, generated net sales of €44 million in the first half of 2008.

Geographical split of 2008 first-half sales of the top 15 pharmaceutical products

(€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis

Lovenox®	407	+8.8%	803	+14.7%	144	+15.2%

Plavix®	884	+5.4%	99	+15.1%	343	+40.6%

Lantus®	346	+18.1%	655	+30.7%	132	+55.3%

Taxotere®	447	+11.8%	348	+14.9%	192	+16.4%

Eloxatine®	125	-39.3%	449	+4.9%	94	+28.8%

Aprovel®	452	+9.2%	-	-	148	+37.0%

Copaxone®	185	+17.1%	210	+19.3%	25	+47.1%

Stilnox®/Ambien®/Ambien CR®	42	-2.3%	270	-60.1%	89	+6.0%

Allegra®	26	-23.5%	175	-3.3%	174	+13.0%

Delix®/Tritace®	186	-22.8%	0	-100.0%	89	-34.1%

Amaryl®	52	-18.8%	3	-25.0%	132	+6.5%

Xatral®	81	-4.7%	54	+14.9%	33	+26.9%

Depakine®	110	3.8%	-	-	53	+15.2%

Actonel®	106	+3.9%	-	-	56	+3.7%

Nasacort®	23	-11.5%	95	-13.6%	12	-7.7%

b)   Human Vaccines (Vaccines)

In the first half of 2008, the Vaccines business generated net sales of €1,205 million, an increase of 10.1% on a comparable basis and of 1.6% on a reported basis.

Net sales of Influenza Vaccines rose by 38.9% (on a comparable basis) in the first half of 2008 to €200 million, including the supply of a new batch of H5N1 vaccine to the U.S. Department of Health and Human Services for $192.5 million (compared with $113 million in the first half of 2007).

In the first half of 2008, Adult Booster Vaccines reported comparable-basis growth of 1.5% over the same period, net sales of the AdacelTM (adult and adolescent tetanus-diphtheria-pertussis booster vaccine) totaled €125 million, an increase of 19.1% on a comparable basis.

In the first half of 2008, Menactra® achieved net sales growth of 21.6% (on a comparable basis) to €191 million. After an excellent first quarter, net sales of Menactra® rose by a more modest 1.9% (on a comparable basis) in the second quarter to €92 million. Sales were impacted by the timing of public sector orders that are expected to occur in the third quarter.

Pentacel®, the first-ever 5-in-1 pediatric combination vaccine to protect against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b, was licensed in the United States at end June 2008 and launched there at the start of July 2008.

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007 reported	6 months to June 30, 2007 comparable	Reported basis growth	Comparable basis growth
Polio/Pertussis/Hib Vaccines	355	371	351	-4.3%	+1.1%

Adult Booster Vaccines	200	219	197	-8.7%	+1.5%

Influenza Vaccines*	200	156	144	+28.2%	+38.9%

Travel & Other Endemics Vaccines	157	163	155	-3.7%	+1.3%

Meningitis/Pneumonia Vaccines	225	207	184	+8.7%	+22.3%

Other Vaccines	68	70	63	-2.9%	+7.9%
Total Human Vaccines	1,205	1,186	1,094	+1.6%	+10.1%

* Seasonal and pandemic influenza vaccines.

2008 first-half sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, rose by 60.1% on a reported basis to €552 million, boosted by the performance of Gardasil®, the first vaccine against papillomavirus infections (which cause cervical cancer). Net sales of Gardasil® for the period were €311 million, compared with €81 million in the first half of 2007.

Sales generated by Sanofi Pasteur MSD are not consolidated by sanofi-aventis.

D.1.1.2.  Net sales by geographic region

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007 reported	6 months to June 30, 2007 comparable	Reported basis growth	Comparable basis growth
Europe	6,132	6,150	6,126	-0.3%	+0.1%

United States	4,149	4,844	4,089	-14.3%	+1.5%

Other countries	3,345	3,122	3,024	7.1%	+10.6%
Total	13,626	14,116	13,239	-3.5%	+2.9%

In Europe, after a slight fall in the first quarter, sales rose by 1.0% in the second quarter (on a comparable basis), largely because the rate of decline in German sales slowed. Overall, first-half net sales rose by 0.1% (on a comparable basis). The impact of Eloxatine® generics pared approximately 1.4% off growth for the first half (on a comparable basis).

In the United States, sales rose by 1.5% in the first half (on a comparable basis), boosted by dynamic performances from Lantus (+30.7%), Taxotere (+14.9%), and vaccines (+15.7%). Excluding the impact of generics of Ambien® IR, first-half sales growth would have reached 10.7% on a comparable basis.

Net sales in the “Other countries” region rose by 10.6% on a comparable basis in the first half of 2008.

D.1.1.3.  Worldwide presence of Plavix® and Aprovel®

Two of our leading products, Plavix® and Aprovel®, were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. Sales of these products are made by either sanofi-aventis or BMS under the terms of the alliance (1).

Worldwide sales of these two products are a useful indicator of the global market presence of these sanofi-aventis products. We believe that this information facilitates the understanding and analysis of our income statement, of our profitability, and of the results of our research and development efforts. Disclosure of sales of these two products made by BMS gives a better understanding of trends in certain items in our income statement, in particular “Other revenues”, where we recognize royalties received on these sales; “Share of profit/loss of associates”, where we recognize our share of the profits or losses generated by alliance entities in territories managed by BMS; and “Net income attributable to minority interests”, where we recognize the BMS share of the profits or losses generated by alliance entities in territories managed by sanofi-aventis.

(1)	See Note C.1 to the consolidated financial statements published in the 2007 Annual Report on Form 20-F, pages F-29 through F-31, available on our website: www.sanofi-aventis.com.

Worldwide reported-basis sales of Plavix® and Aprovel® for the six months ended June 30, 2008 and June 30, 2007, split by geographic region

(€ million)	June 30, 2008			June 30, 2007			Change on a reported basis
	sanofi-aventis(2)	BMS(3)	Total	sanofi-aventis(2)	BMS(3)	Total
Plavix®/Iscover® (1)

Europe	820	110	930	789	111	900	+3.3%

United States	-	1,552	1,552	-	1,362	1,362	+14.0%

Other Countries	343	116	459	260	128	388	+18.3%
Total	1,163	1,778	2,941	1,049	1,601	2,650	+11.0%

(€ million)	June 30, 2008			June 30, 2007			Change on a reported basis
	sanofi-aventis(5)	BMS(3)	Total	sanofi-aventis(5)	BMS(3)	Total
Aprovel®/Avapro®/Karvea®(4)

Europe	411	89	500	375	85	460	+8.7%

United States	-	236	236	-	250	250	-5.6%

Other Countries	147	88	235	118	81	199	+18.1%
Total	558	413	971	493	416	909	+6.8%

(1)	Plavix® is sold under the Plavix® and Iscover® trademarks.

(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€163 million for the 6 months to June 30, 2008, €152 million for the 6 months to June 30, 2007).

(3)

Translated into euros by sanofi-aventis using the method described in Note B.2 to the consolidated financial statements included in the Annual Report on Form 20-F for 2007, page F-11; this document is available on our website at www.sanofi-aventis.com.

(4)	Aprovel® is sold under the Aprovel®, Avapro® and Karvea® trademarks.

(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€41 million for the 6 months to June 30, 2008, €43 million for the 6 months to June 30, 2007).

Worldwide comparable-basis sales of Plavix® and Aprovel® for the six months ended June 30, 2008 and June 30, 2007, split by geographic region

(€ million)	June 30, 2008	June 30, 2007 reported	June 30, 2007 comparable	Change on a comparable basis
Plavix®/Iscover®
Europe	930	900	885	+5.1%
United States	1,552	1,362	1,190	+30.4%
Other Countries	459	388	365	+25.8%
Total	2,941	2,650	2,440	+20.5%
Aprovel®/Avapro®/Karvea®
Europe	500	460	456	+9.6%
United States	236	250	219	+7.8%
Other Countries	235	199	184	+27.7%
Total	971	909	859	+13.0%

In the United States, sales of Plavix® (consolidated by BMS) totaled $2,350 million in the first half of 2008, compared with $1,809 million in the first half of 2007 when the product was still affected by the presence of a generic version, mainly at the start of the period.

In Europe, first-half net sales of Plavix® were up 5.1% at €930 million on a comparable basis, though sales are still being affected by adverse trends in Germany.

In the “Other Countries” region, the product recorded an acceleration in sales growth in the second quarter, taking 2008 first-half net sales to €459 million (up 25.8% on a comparable basis). This growth was largely driven by Japan, where first-half net sales of Plavix® totaled €70 million (versus €16 million in the first half of 2007).

First-half worldwide sales of Aprovel®/Avapro®/Karvea® were €971 million, an increase of 13.0% on a comparable basis.

D.1.2.    Other revenues

Other revenues, mainly comprising royalty income under licensing agreements contracted in connection with ongoing operations, totaled €570 million, compared with €547 million in the first half of 2007.

License revenues from the worldwide alliance with Bristol-Myers Squibb (BMS) on Plavix® and Aprovel® totaled €458 million in the first half of 2008, against €414 million in the first half of 2007. These revenues were boosted by the strong rise in U.S. sales of Plavix® (up 30.4% on a comparable basis in the first half of 2008), but were adversely affected by the unfavorable trend in the dollar/euro exchange rate.

D.1.3.    Gross profit

Gross profit for the six months to June 30, 2008 was €10,581 million (77.7% of net sales), compared with €10,959 million (77.6% of net sales) for the first half of 2007.

The 0.1-point increase in the gross margin ratio was mainly due to an increase in royalty income (impact: +0.3 of a point), offset by an increase in the ratio of cost of sales to net sales (impact: +0.2 of a point).

The main reasons for the higher ratio of cost of sales to net sales were the introduction of generics of Ambien® IR in the United States from April 1, 2007 and the weakening of the U.S. dollar against the euro. These effects were partly offset by a favorable product mix plus, from April 1, 2008, the discontinuation by sanofi-aventis of North-American sales of Copaxone®, a product that generated a lower level of contractual gross margin than the average for the portfolio.

D.1.4.    Research and development expenses

Research and development expenses totaled €2,180 million, compared with €2,182 million in the first half of 2007. Excluding the effect of exchange rates, research and development expenses rose by 3.7%.

The research and development program is progressing broadly in line with the objectives announced at the sanofi-aventis “R&D day” held on September 17, 2007.

D.1.5.    Selling and general expenses

Selling and general expenses totaled €3,572 million, compared with €3,804 million in the first half of 2007. This represents a reduction of 6.1% (or 1.3% after excluding the effect of exchange rates). The ratio of selling and general expenses to net sales was 26.2% (versus 26.9% in the first half of 2007), reflecting the impact of the Group’s selective cost adaptation policy.

D.1.6.    Other operating income and expenses

In the first half of 2008, other operating income totaled €316 million (versus €278 million in the first half of 2007), and other operating expenses €138 million (versus €136 million in the first half of 2007).

Consequently, net other operating income for the first half of 2008 was €178 million, against €142 million for the comparable period of 2007.

In accordance with the terms of its agreement with sanofi-aventis, Teva Pharmaceutical Industries took over the selling of Copaxone® in the United States and Canada from sanofi-aventis with effect from April 1, 2008. In return, sanofi-aventis will receive a fee equal to 25% of sales of the product in these two countries over a two-year period, recognized in “Other operating income”.

The 2007 first-half figure included a €61 million expense relating to the harmonization of the Group’s welfare and healthcare plans for retirees and their named beneficiaries in France.

D.1.7.    Amortization of intangibles

Amortization charged against intangible assets totaled €1,709 million for the first half of 2008, compared with €1,833 million for the comparable period of 2007. The reduction was mainly due to the weakening of the U.S. dollar against the euro.

This item mainly relates to Aventis intangible assets remeasured at fair value on acquisition (€1,626 million for the first half of 2008, versus €1,766 million for the first half of 2007).

D.1.8. Operating	income before restructuring, impairment of property, plant &
equipment	and intangibles, gains and losses on disposals, and litigation

This indicator amounted to €3,298 million for the six months to June 30, 2008, compared with €3,282 million for the six months to June 30, 2007.

Split by business segment

(€ million)	June 30, 2008	June 30, 2007
Pharmaceuticals	3,091	3,116

Human Vaccines	207	166
Total	3,298	3,282

D.1.9.    Restructuring costs

Restructuring costs for the first half of 2008 were €207 million, against €50 million for the first half of 2007. The 2008 figure relates to costs incurred on the adaptation of industrial facilities in France and measures taken in response to the changing economic environment in Europe (primarily France, Italy and Spain).

In 2007, restructuring costs related to the ongoing adaptation plan initiated in France in 2006.

D.1.10.    Impairment of property, plant & equipment and intangibles

The impairment loss of €126 million recognized in the first half of 2008 reflects the results of impairment tests conducted further to the discontinuation of research projects, primarily the oral anti-cancer agent S-1 (termination of the agreement with Taiho Pharmaceutical for the development and commercialization of S-1) and the anti-hypertensive Ilepatril (recognized as an asset on the acquisition of Aventis in 2004).

In the first half of 2007, this item showed an impairment reversal of €5 million taken against intangible assets.

D.1.11.    Gains and losses on disposal and litigation

The group did not make any major disposals during the first half of either 2007 or 2008.

D.1.12.    Operating income

Operating income for the first half of 2008 came to €2,965 million, compared with €3,237 million for the first half of 2007.

D.1.13. Financial income and expenses

Net financial expense came to €50 million, €21 million lower than the 2007 first-half figure of €71 million.

Interest expense on net debt (short-term debt plus long-term debt, less cash and cash equivalents) was €88 million, versus €103 million in the first half of 2007. This reduction reflected two contrasting factors: a reduction in the average level of debt over the period, partly offset by unfavorable interest rate trends.

Sanofi-aventis tendered its shares in Millennium Pharmaceuticals, Inc. (Millennium) to the public tender offer for Millennium by Takeda Pharmaceuticals Company Ltd. This transaction generated a gain of €38 million, recognized in May 2008.

Net foreign exchange gains were €10 million in the first half of 2008, versus €30 million in the first half of 2007.

D.1.14.   Income before tax and associates

Income before tax and associates totaled €2,915 million in the first half of 2008, compared with €3,166 million in the first half of 2007.

D.1.15.   Income tax expense

Income tax expense for the six months to June 30, 2008 was €771 million, compared with €641 million for the comparable period of 2007.

In 2007, this line included a €223 million gain from reversals of provisions for tax exposures, relating mainly to the settlement of disputes arising from tax inspections.

D.1.16.   Share of profit/loss of associates

The net share of profits from associates in the six months to June 30, 2008 was €411 million, against €351 million in the comparable period of 2007. This item mainly includes the sanofi-aventis share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance (€291 million, versus €235 million in the first half of 2007). The increase in this profit share was directly related to the increase in Plavix® sales, partly offset by the unfavorable trend in the exchange rate of the U.S. dollar against the euro.

In addition, Sanofi Pasteur MSD made a positive contribution in the first half of 2008, having contributed a loss in the comparable period of 2007 due to promotional expenses incurred on the launch of the Gardasil® vaccine.

D.1.17.   Net income

Net income (before minority interests) for the first half of 2008 was €2,555 million, compared with €2,876 million for the first half of 2007.

D.1.18. Net income attributable to minority interests

Net income attributable to minority interests totaled €220 million in the first half of 2008, versus €211 million in the first half of 2007. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€212 million, versus €200 million in the first half of 2007).

D.1.19. Net income attributable to equity holders of the Company

Net income attributable to equity holders of the Company was €2,335 million for the first half of 2008, compared with €2,665 million for the first half of 2007.

Split by business segment

(€ million)	June 30, 2008	June 30, 2007
Pharmaceuticals	2,194	2,567

Human Vaccines	141	98
Total net income attributable to equity holders of the Company	2,335	2,665

Earnings per share (EPS) was € 1.78, compared with the 2007 first-half figure of €1.97, based on an average number of shares outstanding of 1,313.7 million in the first half of 2008 and 1,351.5 million in the first half of 2007.

D.2.  Adjusted net income (1)

D.2.1.	Reconciliation of net income attributable to equity holders of the Company to adjusted net income (1)

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007
Net income attributable to equity holders of the Company	2,335	2,665
Material accounting adjustments related to business combinations	1,133	1,130

■ elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	-	-

■ elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,093	1,112

■ elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill)	40	18

■ elimination of impairment of goodwill	-	-

Elimination of acquisition-related integration and restructuring costs, net of tax	-	-
Adjusted net income (1)	3,468	3,795
Adjusted earnings per share (1) (in euros)	2.64	2.81

D.2.2.   Adjusted net income (1)

Adjusted net income for the first half of 2008 was €3,468 million, 8.6% lower than the 2007 first-half figure of €3,795 million. The decrease was mainly due to restructuring costs recognized in the first half of 2008 (€146 million net of tax), as compared with the first half of 2007 when adjusted net income was favorably impacted by net reversals of provisions totaling €223 million arising from the settlement of tax disputes.

Adjusted net income represented 25.5% of net sales, versus 26.9% for the first half of 2007.

Split by business segment

(€ million)	6 months to June 30, 2008	6 months to June 30, 2007
Pharmaceuticals	3,236	3,597

Human Vaccines	232	198
Adjusted net income (1)	3,468	3,795

D.2.3. Adjusted earnings per share(1) (adjusted EPS)

We also report adjusted EPS, a non-GAAP financial measure that we define as adjusted net income divided by the weighted average number of shares outstanding.

Adjusted EPS was €2.64, 6.0% lower than the 2007 first-half figure of €2.81, based on an average number of shares outstanding of 1,313.7 million for the first half of 2008 and 1,351.5 million for the first half of 2007.

(1) See definition in the Appendix, Section F.

D.3.    Consolidated statement of cash flows

Net cash provided by operating activities in the first half of 2008 was €3,242 million, compared with €3,046 million in the first half of 2007.

Operating cash flow before changes in working capital in the six months to June 30, 2008 was €3,932 million, compared with €4,209 million for the comparable period of 2007.

Working capital needs increased by € 690 million over the period, against €1,163 million in the first half of 2007.

Investing activities generated a net cash outflow of €692 million in the first half of 2008, compared with €584 million in the first half of 2007.

Acquisitions of property, plant and equipment and intangible assets amounted to €796 million (versus €694 million in the first half of 2007); they mainly comprised investments in industrial and research sites, plus payments for intangible rights (€178 million) relating primarily to the buyout of rights to Myslee® in Japan agreed at the end of 2007.

There were no major acquisitions of investments in the first half of 2008. In the first half of 2007, acquisitions of investments (€198 million) mainly comprised € 186 million on the buyout of preferred shares issued by the sanofi-aventis subsidiary Carderm Capital LP.

After-tax proceeds from disposals (€102 million) related mainly to the sale of Millennium shares in May 2008. In the first half of 2007, after-tax proceeds from disposals totaled €295 million, the main item being the additional purchase consideration received from CSL.

Net cash used in financing activities amounted to €3,287 million in the first half of 2008, compared with €2,549 million in the first half of 2007. The 2008 figure included the dividend payout of €2,702 million (versus €2,364 million in the first half of 2007), and the repurchase of 23.8 million of the company’s own shares (€1,225 million) under the share repurchase programs authorized by the Annual General Meetings of May 31, 2007 and May 14, 2008.

After the impact of exchange rates, the net change in cash and cash equivalents in the first half of 2008 was a reduction of €765 million, against a reduction of €70 million in the first half of 2007.

D.4.    Consolidated balance sheet

Total assets stood at €67,508 million at June 30, 2008, €4,406 million lower than the figure as of December 31, 2007 (€71,914 million). This decrease was mainly due to the net change in the cumulative translation difference arising from the weakening of various currencies against the euro (€2,112 million, primarily relating to the U.S./euro exchange rate), and to the amortization of acquired Aventis intangible assets (€1,626 million).

Debt, net of cash and cash equivalents stood at €5.6 billion at June 30, 2008, compared with €4.2 billion at December 31, 2007. We define debt, net of cash and cash equivalents as short-term debt plus long-term debt, minus cash and cash equivalents.

The gearing ratio (debt, net of cash and cash equivalents, to total equity) rose from 9.5% to 13.5%. For an analysis of our debt at June 30, 2008 and December 31, 2007, refer to Note B.8 of this document.

Other key movements in balance sheet items are summarized below.

Total equity was €41,470 million at June 30, 2008, against €44,719 million at December 31, 2007. This net reduction reflected the following main factors:

-

reductions: distributions to shareholders (payment of the 2007 dividend: €2,702 million), repurchase of the company’s own shares (€1,225 million), and the net change in the cumulative translation difference due to the weakening of various currencies against the euro (€1,654 million, mainly on the US dollar);

-	increases: net income attributable to equity holders for the first half of 2008 (€2,335 million).

Goodwill and intangible assets fell by € 3,110 million, due to exchange rate movements (€1.3 billion) and to amortization and impairment charges (€1.8 billion over the period).

Provisions and other non-current liabilities decreased by €174 million, due mainly to a reduction of €249 million in the provision for pensions and other employee benefits (of which €132 million arose from the recognition of actuarial gains on defined-benefit plans).

Net deferred tax liabilities (€3,598 million) fell by €425 million, largely as a result of reversals of deferred tax liabilities associated with the amortization and impairment of intangible assets (reduction of €590 million in the net liability), partly offset by a reduction in deferred tax assets due to the recognition of actuarial gains on defined-benefit pension plans (increase of €45 million in the net liability).

At June 30, 2008, sanofi-aventis held 9.9 million of its own shares (representing 0.76% of the share capital), recognized as a deduction from shareholders’ equity.

The financing in place during the first half of 2008 is not subject to covenants regarding financial ratios, and contains no clause linking credit spreads or fees to the sanofi-aventis credit rating.

E.    OUTLOOK

Barring major adverse events, sanofi-aventis expects now 2008 full-year adjusted earnings per share (adjusted EPS(1)) excluding selected items to grow by approximately 8%, based on the 2007 average exchange rate of €1 = $1.371.

Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of the adjusted EPS(1) growth for a 1-cent movement in the exchange rate. On the basis of the actual average exchange rate for the first half of 2008 (€1 = $1.531), the adjusted EPS(1) excluding selected items would be flat in 2008 relative to the 2007 figure (€5.17).

In 2007, selected items represented a net after-tax gain of €149 million, comprising:

■	restructuring costs: -€95 million, net of tax;
■	tax exposures and settlement of tax disputes: +€337 million;
■	effect of the reduction in deferred taxes arising from changes in enacted tax rates, primarily in Germany: -€51 million;
■	harmonization of welfare and healthcare plans for retirees: -€42 million, net of tax.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by sanofi-aventis and its subsidiaries, in particular regarding the following factors:

■	trends in exchange rates and interest rates;
■	growth in the national markets in which we operate;
■	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;
■	developments in the competitive environment, in terms of innovative products and the introduction of generics;
■	the respect of the Group intellectual property rights;
■	progress on our research and development programs;
■	the impact of our operating cost control policy, and trends in our operating costs;
■	the average number of sanofi-aventis shares outstanding, taking account of our share repurchase program.

Some of the information, assumptions and estimates concerned are derived from or based on, in whole or in part, judgments and decisions made by sanofi-aventis management that may be liable to change or adjustment in future.

(1)	See definition in the Appendix, Section F.

Forward-Looking Statements

This financial document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in this report and those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” (1) and “Cautionary Statement Regarding Forward-Looking Statements” in the sanofi-aventis Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC. An update on litigation is provided in Note B.13 to the half-year consolidated financial information as of June 30, 2008.

Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

(1) See pages 3 through 13 of the Annual Report on Form 20-F, available on our website: www.sanofi-aventis.com.

F.    APPENDIX – DEFINITION OF FINANCIAL INDICATORS

F.1. Comparable-basis net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (due to acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period.

We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the consolidation method used for the current period.

F.2. Adjusted net income

Adjusted net income is a non-GAAP financial measure, which we define as net income attributable to equity holders of the Company adjusted to exclude (i) the material impacts of purchase accounting for acquisitions, principally the Aventis acquisition, and (ii) certain acquisition-related restructuring costs.

We view adjusted net income as an internal performance indicator, as a significant factor in establishing the variable portion of employee remuneration, and as the basis for determining dividend policy.

The main adjustments between consolidated net income and adjusted net income are:

-	elimination of expenses arising from the workdown of acquired inventories remeasured at fair value, net of tax;
-

elimination of amortization and impairment of intangible assets acquired through business combinations (acquired in-process research and development and acquired product rights), net of tax (portion attributable to equity holders of the Company);

-	elimination of charges due to the effect of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);
-	elimination of any impairment of goodwill.

We also eliminate from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

We also report adjusted earnings per share (adjusted EPS), a non-GAAP financial measure that we define as adjusted net income divided by the weighted average number of shares outstanding.